UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D (Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934 (Amendment No. 3)*

Portage Biotech Inc.
(Name of Issuer)

Ordinary Shares, No Par Value
(Title of Class of Securities)

G7185A136
(CUSIP Number)

Dr. Gregory H. Bailey
1st Floor, Viking House, St Paul Square, Ramsey, Isle of Man 1M8 1GB
+ 44 (0) 779 580 34 64
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 16, 2020 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G7185A136	SCHEDULE 13D

1		NAMES OF REPORTING PERSONS

Dr. Gregory H. Bailey

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)

PF

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

106,341 (1)

	8	SHARED VOTING POWER

-0-

	9	SOLE DISPOSITIVE POWER

106,341 (1)

	10	SHARED DISPOSITIVE POWER

-0-

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

106,341 (1)

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.1% (1) (2)

14		TYPE OF REPORTING PERSON (See Instructions)

IN

(1)	Includes 5,325 Ordinary Shares (as defined below) underlying vested stock options.

(2)	The percentage is calculated using the total number of Ordinary Shares beneficially owned by the Reporting Person and based on 1,048,765 Ordinary Shares outstanding as of August 26, 2024.

CUSIP No. G7185A136	SCHEDULE 13D

Item 1. Security and Issuer.

The class of equity securities to which this Statement of Schedule 13D (“Schedule 13D”) relates is the ordinary shares, without par value (“Ordinary Shares”), of Portage Biotech Inc., a company organized under the laws of the British Virgin Islands (the “Issuer”). The principal executive office of the Issuer is Clarence Thomas Building, P.O. Box 4649, Road Town, Tortola, British Virgin Islands, VG1110.

Unless otherwise specified, all Ordinary Share amounts and prices described in this Schedule 13D reflect the Issuer’s (i) June 5, 2020 1-for-100 reverse stock split and (ii) August 15, 2024 1-for-20 reverse stock split.

Item 2. Identity and Background.
(a)	No Change.
(b)	The Reporting Person’s business address is 1st Floor, Viking House, St Paul Square, Ramsey, Isle of Man 1M8 1GB.
(c)
The Reporting Person’s principal occupation is engaging in investment strategies for drug development opportunities through various corporate entities which have an office at 1st Floor, Viking House, St Paul Square, Ramsey, Isle of Man 1M8 1GB.

(d)	No Change.
(e)	No Change.
(f)	The Reporting Person is a citizen of Canada.
Item 3. Source and Amount of Funds or Other Consideration.

In connection with a private placement which closed on June 16, 2020 (the “June 2020 Private Placement”), the Reporting Person purchased 5,000 Ordinary Shares from the Issuer at a price of $200 per share. The securities were acquired by the Reporting Person through the use of personal funds.

On September 18, 2024, the Reporting Person sold 70,000 Ordinary Shares in a series of open market transactions. See Item 5(c) below for more information regarding these sales.

Item 4. Purpose of Transaction.

The securities currently held and that were acquired as reported upon in this Amendment No 3, are being held for investment purposes. The Reporting Person intends to review his investment in the Issuer on a continuing basis and will routinely monitor a wide variety of investment considerations, including, without limitation, current and anticipated future trading prices for the Ordinary Shares, the Issuer’s financial position, operations, assets, prospects, strategic direction and business and other developments affecting the Issuer. The Reporting Person may from time to time take such actions with respect to his investment in the Issuer as he deems appropriate, including, without limitation, (i) acquiring additional Ordinary Shares or disposing of some or all of his Ordinary Shares (or other securities of the Issuer), including exercising of outstanding options; (ii) changing his current intentions with respect to any or all matters referred to in this Item 4; and/or (iii) engaging in hedging, derivative or similar transactions with respect to any securities of the Issuer. The Reporting Person may propose and encourage the Issuer to engage in acquisition and disposition transactions and to enter into financing transactions that may change the capitalization of the Issuer. For example, the Issuer may need to raise additional capital, and the Reporting Person may decide to participate in a financing of the Issuer. Any acquisition or disposition of the Issuer’s securities may be made by means of open-market purchases or dispositions, privately negotiated transactions, or direct acquisitions from or dispositions to the Issuer.

At the date of this Schedule 13D, except as set forth in this Schedule 13D and publicly announced by the Issuer, the Reporting Person does not have any plans or proposals which would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c)	A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;
(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e)	Any material change in the present capitalization or dividend policy of the Issuer;
(f)	Any other material change in the Issuer’s business or corporate structure;
(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
(h)
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
(j)	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.
(a)
(1)
After taking into account the Reporting Person’s acquisition of Ordinary Shares in the June 2020 Private Placement, the Reporting Person beneficially owned 171,016 Ordinary Shares, representing 29.0% of the Issuer’s Ordinary Shares, based on 588,789 Ordinary Shares outstanding as of July 10, 2020.

(2)
After taking into account the Reporting Person’s disposition of Ordinary Shares on September 18, 2024, the Reporting Person beneficially owned 106,341 Ordinary Shares, representing 10.1% of the Issuer’s Ordinary Shares, based on 1,048,765 Ordinary Shares outstanding as of August 26, 2024. The Reporting Person’s beneficial ownership includes 5,325 Ordinary Shares underlying vested stock options.

(b)	The Reporting Person has the sole power to vote and to dispose of the 101,016 Ordinary Shares and, if exercised, the 5,325 Ordinary Shares underlying vested stock options.
(c)
On September 18, 2024, the Reporting Person sold 70,000 Ordinary Shares in a series of open market transactions. Details regarding the number of Ordinary Shares sold and the weighted average price per share are provided below. The Reporting Person undertakes to provide, upon request by the staff of the Securities and Exchange Commission, full information regarding the number of Ordinary Shares sold at each separate price.

Shares Sold	Price Range	Weighted Average Price Per Share
57,411	$17.07 to $18.05	$17.48
12,589	$18.09 to $19.01	$18.43

(d)	Not applicable.
(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7. Material to Be Filed as Exhibits.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date:  November 14, 2024

By:	/s/ Gregory H. Bailey
Name:	Dr. Gregory H. Bailey